UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 23, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a Stock Exchange Announcement dated 22 July 2021 entitled ‘Change in segmental reporting - Vantage Towers’.

22 July 2021

Change in segmental reporting – updated for Vantage Towers

Following the creation and successful IPO of Vantage Towers A.G. (“Vantage Towers”), one of Europe’s leading tower companies that consolidates the ownership and operations of our passive mobile network infrastructure, we are updating our segmental reporting structure to better reflect the way in which the Group now manages its operations.

Vantage Towers will be reported as a new segment within Vodafone’s Group financial results. This change in reporting structure will take effect from FY22 onwards and has no impact on service revenue.

The tables below provide a proforma view of our FY20 and FY21 financial results under this new segmentation and should be used as the basis of comparison for our FY22 results. However, there will be no change to our statutory information for comparative periods, which will remain as previously disclosed.

New segmental reporting structure

Proforma FY21[1]	Revenue €m		Service revenue €m		Adjusted EBITDAaL €m		Adjusted EBITDAaL margin %		Capital additions €m
	H1 21	FY21	H1 21	FY21	H1 21	FY21	H1 21	FY21	H1 21	FY21
Germany	6,371	12,984	5,723	11,520	2,685	5,323	42.1%	41.0%	1,110	2,504
Italy	2,506	5,014	2,249	4,458	800	1,597	31.9%	31.9%	297	773
UK	2,983	6,151	2,401	4,848	600	1,288	20.1%	20.9%	284	767
Spain	2,050	4,166	1,880	3,788	447	968	21.8%	23.2%	289	699
Other Europe	2,720	5,549	2,411	4,859	794	1,613	29.2%	29.1%	350	840
Vodacom	2,423	5,181	1,949	4,083	891	1,873	36.8%	36.2%	333	703
Other Markets	1,898	3,765	1,679	3,312	601	1,228	31.7%	32.6%	245	513
Vantage Towers	576	1,165	-	-	304	603	52.8%	51.8%	98	229
Common Functions	656	1,368	219	470	(119)	(117)	-	-	358	828
Eliminations	(729)	(1,496)	(93)	(197)	-	-	-	-	-	-
Group	21,454	43,847	18,418	37,141	7,003	14,376	32.6%	32.8%	3,364	7,856

Proforma FY20[1,2]	Revenue €m	Service revenue €m	Adjusted EBITDAaL €m	Adjusted EBITDAaL margin %	Capital additions €m
	FY20	FY20	FY20	FY20	FY20
Germany	12,076	10,696	4,738	39.2%	2,114
Italy	5,529	4,833	2,068	37.4%	697
UK	6,484	5,020	1,426	22.0%	707
Spain	4,296	3,904	928	21.6%	745
Other Europe	5,541	4,890	1,584	28.6%	768
Vodacom	5,531	4,470	2,088	37.8%	802
Other Markets	4,386	3,796	1,400	31.9%	587
Vantage Towers	1,139	-	587	51.5%	172
Common Functions	1,567	494	1	-	821
Eliminations	(1,517)	(232)	-	-	-
Group	45,032	37,871	14,820	32.9%	7,413

1. Revenue, Adjusted EBITDAaL and capital additions for the Group as presented are different to those disclosed in the FY21 annual report as a result of the inclusion of proforma effects for Wind Hellas and Vantage Towers incremental running costs.

2. Only full year figures available

Proforma FY21	Non-current assets(1) €m
FY21
Germany	43,755
Italy	10,707
UK	6,529
Spain	6,609
Other Europe	8,361
Vodacom	5,839
Other Markets	2,988
Vantage Towers	7,859
Common Functions	2,145
Group	94,792

1. Comprises goodwill, other intangible assets and property, plant and equipment in accordance with Note 2 to the consolidated financial statements in our FY21 Annual Report.

Notes:

i.	Vodafone owns 81.7% of the ordinary shares in Vantage Towers A.G.
ii.	The Groups proforma segment for Vantage Towers reflects the relevant proforma information released by Vantage Towers and is available at https://www.vantagetowers.com/investors/results-report-and-presentation, together with the contribution from Cornerstone Technologies Infrastructure Limited (‘CTIL’; the Groups 50:50 joint venture with Telefonica in the UK). CTIL is reported as a joint operation in the Groups financial statements, but as a joint venture using the equity method in the Vantage Towers financial statements.
iii.	The proforma view of our FY20 and FY21 financial results has been prepared for illustrative purposes only and shows a hypothetical situation and, therefore, does not represent the actual financial position or results of the Group if the new segmentation had occurred on 1 April 2019 for purposes of income statement line items and 31 March 2021 for purposes of non-current assets. The proforma view of our FY20 and FY21 financial results is based on factually supportable proforma adjustments, which we consider reasonable. Future results of operations may differ materially from those presented. The proforma view of our FY20 and FY21 financial results may not give a true picture of our financial results or non-current assets nor is it indicative of the results that may, or may not, be expected to be achieved in the future. The proformas have not been prepared in accordance with Regulation S-X under the United States Securities Exchange Act of 1934 and the auditing standards generally accepted in the United States, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or any other standards besides the standards mentioned above.

-ends-

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to “connect for a better future” enabling an inclusive and sustainable digital society. Our expertise and scale gives us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and – as COVID-19 has clearly demonstrated – we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables over 48m people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 49 more. As of 31 March 2021, we had over 300m mobile customers, more than 28m fixed broadband customers, over 22m TV customers and we connected more than 123m IoT devices.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025 and becoming net zero by 2040, purchasing 100% of our electricity from renewable sources by 2025 and by July 2021 in Europe, and reusing, reselling or recycling 100% of our redundant network equipment.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 23, 2021	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary